Direct Line: (212) 859-8735

Fax: (212) 859-4000

michael.levitt@friedfrank.com

March 21, 2012

Pamela Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MRC Global Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 6, 2012

File No. 333-178980

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 5, 2012

File No. 333-153091

Dear Ms. Long:

This letter sets forth the response of MRC Global Inc. (the “Company” or “MRC Global”) to the comment letter, dated March 19, 2012, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to MRC Global’s Registration Statement on Form S-1 filed on March 6, 2012 (the “Amended Registration Statement”) and MRC Global’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed on March 5, 2012 (the “2011 10-K”). This letter is being submitted together with relevant changed pages from the Amended Registration Statement. The changes pages are attached hereto as Exhibit B and are being submitted on a confidential basis pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and, therefore, constitute “Confidential Materials.” The Confidential Materials have been prominently marked “Confidential Treatment Requested by MRC Global Inc.” In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes.

General

1.	We note your response to comment five of our letter dated February 8, 2012. It is unclear to us why you are seeking confidential treatment for confirmations made in response to this comment rather than including them in your response letter. Please advise.

Response:

The Company confirms that, to the best knowledge of the Company, the market data included in the Amended Registration Statement represents the most recently available data, and, therefore, remains reliable. The Company also confirms that it did not fund, and was not otherwise affiliated with, any of the sources that the Company cited in the Amended Registration Statement.

2.	We note your response to comment eight of our letter dated February 8, 2012. In an appropriate place in your registration statement, please disclose the number of record holders of your common equity. Refer to Item 201(b) of Regulation S-K.

Response:

The Company has revised page 169 of the Amended Registration Statement in response to the Staff’s comment.

3.	Given your disclosures on page 42 indicate that you intend to use a portion of the net proceeds of this offering to repay debt, please provide pro forma financial information pursuant to Rules 11-01 and 11-02 of Regulation S-X. Your pro forma financial information shall include a pro forma balance sheet, pro forma statements of operations, and accompanying explanatory notes. Please clearly show how you arrive at each pro forma amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. For your pro forma earnings per share amounts, please also provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. We remind you that only those offering shares used to repay debt should be included in the denominator used to compute pro forma earnings per share. Please disclose how many offering shares were included in your computation and how many were excluded and explain why. Please also disclose any shares not included for anti-dilution reasons.

Response:

The Company has added the requested disclosure on pages 51-54 of the Amended Registration Statement in response to the Staff’s comment.

Prospectus Summary page 1

4.	We note your response to comment seven of our letter dated February 8, 2012. However, the summary still contains the same description of your business, competitive strengths, and strategy that is included in the Business section of the prospectus. The summary should not contain all of the detailed information in the prospectus or repeat the text of the prospectus; it should briefly highlight the key aspects of the business or financial information and the offering. Refer to Item 503 of Regulation S-K and Securities Act Release 33-7497.

Response:

The Company has revised pages 1 to 13 of the Amended Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis . . . . page 52

Results of Operations, page 55

5.	Please provide a discussion of each segment’s operating income in addition to your current discussion of each segment’s sales and gross margin. Please quantify the impact of each factor when multiple factors contribute to material fluctuations.

Response:

The Company has revised pages 62 and 67 of the Amended Registration Statement in response to the Staff’s comment.

Adjusted EBITDA, page 59

6.	We note your response to comment nine of our letter dated February 8, 2012. We also note that your determination of Adjusted EBITDA as presented is the same as determined under the ABL Facility. In a similar manner to your response, please also disclose the differences between Adjusted EBITDA as you have presented compared to Adjusted EBITDA as determined under the indenture governing your Notes.

Response:

The Company has revised pages 18, 48 and 63 of the Amended Registration Statement in response to the Staff’s comment.

Business, page 81

Oil and Natural Gas Rig Count, page 96

7.	On page 97, you state that the INGAA “estimates that companies will need to build 35,600 miles of large, high pressure natural gas pipelines between 2011 and 2035 to meet market demands, at an estimated cost of $178 billion.” The supplemental information you provided to us, however, states that roughly 50 percent of the projected $178 billion investment between 2011 and 2035 will be for new transmission lines. Please tell us why you have allocated the entire $178 billion to the 35,600 miles of large, high pressure natural gas pipelines if only half will be for new transmission lines.

Response:

The Company has revised page 105 of the Amended Registration Statement in response to the Staff’s comment. The Company’s revised disclosure states that a majority of the $178 billion of projected capital requirements between 2011 and 2035 will be for new transmission and gathering lines. This is based on the table on page 50 of the INGAA report previously provided supplementally to the Staff. The amounts on page 50 for gas transmission mainline, laterals to/from power plants, gas storage and processing plants, gathering line and gas pipeline compression add up to the $178 billion of capital requirements, and the amounts for gas transmission mainline and gathering line indicated in the table constitute a majority of the $178 billion.

Underwriting (Conflicts of Interest), page 169

8.	We note your response to comment 15 of our letter dated February 8, 2012. Please revise your disclosure in this section to include the information from that response.

Response:

The Company has revised pages 179-180 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-3

9.	Please file your articles of incorporation and bylaws as currently in effect as exhibits to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Response:

The Company has filed its existing articles of incorporation and bylaws as exhibits 3.3, 3.3.1, 3.3.2 and 3.4 to the Amended Registration Statement.

10.	We note your response to comment 25 of our letter dated February 8, 2012. We further note you incorporate Exhibit 10.1 to the registration statement by reference to the registration statement on Form S-4 of McJunkin Red Man Corporation. Please revise this index to indicate the specific exhibit number (10.31 in this case) used in the previous registration statement that is being incorporated by reference.

Response:

The Company has revised the exhibit index at pages II-3 to II-10 of the Amended Registration Statement to reflect the requested disclosure.

Financial Statements

General

11.	We note your response to comment 16 of our letter dated February 8, 2012. Please reconcile the fair value you used for equity transactions since August 2011 to the fair value indicated by the anticipated IPO price. Please also tell us whether there are any planned equity issuances. If so, please tell us the following for these planned issuances:

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

o	Indicate whether the fair value was contemporaneous or retrospective.

o	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

Response:

Please see Exhibit A to this letter for the Company’s response to this comment, which has been submitted to the Staff on a supplemental basis. The Company hereby requests confidential treatment with respect to Exhibit A pursuant to Rule 83 of the Securities and Exchange Commission’s Rule on Information and Requests, 17 C.F.R. § 200.83.

Notes to the Financial Statements, page F-6

Note 11. Employee Benefit Plans, page F-26

12.	Please disclose in greater detail the specific dates and terms of each significant equity issuance. This should include the number of equity instruments issued, the exercise prices of options issued, consideration received by you in exchange for the issuance, and the methods used to determine the fair value of your common stock in order to arrive at the fair value of your equity issuance. Refer to ASC 718-10-50-1(c) and ASC 718-10-50-2(f)(1).

Response:

The Company has revised page F-26 of the Amended Registration Statement to reflect the requested disclosure.

Note 15. Commitments and Contingencies, page F-37.

Litigation, page F-37

Other Legal Claims and Proceedings and Product Claims, page F-38

13.	You state that there are no material pending legal proceedings or product claims that are likely to have a material effect on your business, financial condition or results of operations, although it is possible that the resolution of certain actual, threatened or anticipated claims or proceedings could have a material adverse effect on your results of operation in the period of resolution. Please clearly state whether or not you believe these claims or proceedings will have a material effect on your results of operations.

Response:

The Company has revised pages 81, 82, 117, F-39 and F-40 of the Amended Registration Statement to reflect the requested disclosure.

Supplemental Response Letter filed March 16, 2012

Registration Statement Cover Page

14.	Please disclose the number of shares to be registered.

Response:

The Company has updated the disclosure on the cover page of the Amended Registration Statement pursuant to the Staff’s comment.

Use of Proceeds, page 43

15.	Please disclose the amount of offering proceeds you intend to use to repay indebtedness under the ABL Credit Facility. Refer to Item 504 of Regulation S-K.

Response:

The Company has revised page 40 of the Amended Registration Statement to reflect the requested disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

16.	Please address the comments above in future filings, as applicable.

Response:

The Company confirms that it will address the above comments in future filings, as applicable.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt, Esq.

cc:	Andrew R. Lane (MRC Global Inc.)
Daniel J. Churay, Esq. (MRC Global Inc.)
Rufus Decker (Securities & Exchange Commission)
Nudrat Salik (Securities & Exchange Commission)
Craig Slivka (Securities & Exchange Commission)
Jessica Dickerson (Securities & Exchange Commission)
Richard A. Drucker, Esq. (Davis Polk & Wardwell LLP)